Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092
tel (212) 259-8000 fax (212) 259-6333

March 19, 2012

Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Illumina, Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 19, 2012
File No. 1-35406

Dear Ms. Kim:

On behalf of our client, Illumina, Inc., a Delaware corporation (the “Company”), set forth below are responses to the comments of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated March 19, 2012, to Frederick W. Kanner of Dewey & LeBoeuf LLP with respect to the filing referenced above. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comment letter, the text of which we have incorporated into this response letter for convenience.

Schedule 14A

1.	We note your response to comment one in our letter dated March 8, 2012. Further, we note that telephonically you indicated that Illumina will not use withheld votes to vote for Illumina’s nominees in Proposal 1. Please supplementally confirm to us that if Proposal 4 is approved and Proposal 5 is not approved and if a stockholder instructs the proxy holder to withhold a vote with respect to any of Roche’s director nominees on Proposal 6, the proxy holder will not vote for those Illumina director nominees named in Proposal 1 for whom the stockholder did not instruct the proxy holder to withhold in Proposal 1, to the extent such nominees were not elected pursuant to Proposal 1.

On behalf of the Company, we confirm that if Proposal 4 is approved and Proposal 5 is not approved and if a stockholder instructs the proxy holder to withhold a vote with respect to any of Roche’s director nominees on Proposal 6, the proxy holder will not, in connection with filling newly created directorships as a result of Proposal 4, vote for those Illumina director nominees named in Proposal 1 for whom the stockholder did not instruct the proxy holder to withhold in Proposal 1, to the extent such nominees were not elected pursuant to Proposal 1.

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March 19, 2012

We have been authorized to and do hereby acknowledge and confirm on behalf of the Company that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or if the Staff has further comment, please call Frederick W. Kanner (tel: 212-259-7300) or Eric Blanchard (tel: 212-259-6016) of Dewey & LeBoeuf LLP.

Sincerely,

/s/ Frederick W. Kanner
Frederick W. Kanner

cc:     Illumina, Inc.

Christian G. Cabou